

Mail Stop 4631

May 25, 2010

Mr. Meetesth Patel
New Energy Technologies
3905 National Drive, Suite 110
Burtonsville, MD 20866

   RE: New Energy Technologies
     Form 10-K for the fiscal year ended August 31, 2009
     Filed December 15, 2009
     File #333-127953

Dear Mr. Patel:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any questions regarding these comments, please direct them to Errol Sanderson, Financial Analyst, at (202) 551-3746, Pamela Long, Assistant Director, at (202) 551-3765 or, in their absence, to the undersigned at (202) 551-3689.

          Sincerely,

          John Hartz
          Senior Assistant Chief Accountant